U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person

   Ehrlich  Burtt    R.
   (Last)   (First)  (Middle)

   20 Brynwood Lane
   (Street)

   Greenwich  Connecticut  06831
   (City)     (State)      (Zip)

2. Issuer Name and Ticker or Trading Symbol

   Armor Holdings, Inc. (ABE)

3. IRS or Social Security Number of Reporting Person (Voluntary)

   ###-##-####

4. Statement for Month/Year

   November 1996

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person to Issuer (Check all applicable)

   /x/ Director                            / / 10% Owner
   / / Officer (give title below)          / / Other (specify below)



                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                                                            Bene-
                                                                                            ficially
                                                          4. Securities Acquired (A)        Owned at  6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             End of       Form:
                                  action      action         (Instr. 3, 4 and 5)            Issuer's     Direct      7. Nature of
                                  Date        Code        -----------------------------     Fiscal       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 Year         Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------
Common Stock                    11/6/96      p                4,700      A    $6.62911     107,000          D
Common Stock                    11/6/96      p                1,000      A    $6.875       107,000          D
Common Stock                       -         -                  -        -       -          20,600          I         Child Trust
Common Stock                       -         -                  -        -       -          10,000          I         By Children
Common Stock                       -         -                  -        -       -             400          I         Spouse IRA

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            Table II--Derivative Securities Acquired, Disposed of or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------
5% Convertible Subordinated
  Notes due April 30, 2001                 $5/sh.       4/30/96      P             $250,000                   4/30/1996   4/30/2001
Non-Employee Director Stock
  Options (Right to buy)*                  $3.75/sh.    1/18/96      A               75,000                        *      1/18/2006

                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------

5% Convertible Subordinated
  Notes due April 30, 2001         Common Stock              50,000    $250,000         $250,000            D
Non-Employee Director Stock
  Options (Right to buy)*          Common Stock              75,000                       75,000            D


Explanation of Responses:
* Granted under the Armor Holdings, Inc. 1996 Non-Employee Directors Stock Option Plan, which is a Rule 16b-3 plan. The options, the grant of which was inadvertently not timely reported previously, become exercisable in 1/3 increments on January 18, 1997, 1998 and 1999.

By: /s/ Burtt R. Ehrlich                                  November 22, 1996
    **Signature of Reporting Person                       Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).